For Immediate Release

Contact:
ATA Inc. Carl Yeung, CFO Phone: +(86) 10 6518-1122-5107 Email: ir@ata.net.cn	CCG Elite Investor Relations Crocker Coulson, President Phone: +(1) 646-213-1915 Email: crocker.coulson@ccgir.com

URL: www.ata.net.cn	Ed Job, CFA

Phone: +(1) 646-213-1914 Email: ed.job@ccgir.com URL: www.ccgir.com

ATA Withdraws Fiscal Third Quarter and Fiscal Year 2009 Guidance

BEIJING, Jan. 26 /PRNewswire-FirstCall-Asia/ — ATA Inc. (NASDAQ: ATAI) (“ATA”, or the “Company”), the leading provider of computer-based testing services in China, today announced the withdrawal of its previously announced fiscal third quarter and fiscal year 2009 guidance.

Subsequent to providing fiscal third quarter and fiscal year 2009 guidance on November 10, 2008, the Company has experienced further delays in the implementation of its contract with the Ministry of Culture to provide nationwide preparation and testing for Internet cafes in China, which negatively impacted revenues for the fiscal third quarter.

“We are disappointed with the delay in the implementation of this important contract with the Ministry of Culture. We had anticipated in our previous guidance that this contract would make a strong contribution to our third quarter and fiscal year 2009 results,” commented Mr. Kevin Ma, Chairman and Chief Executive Officer of ATA. “We continue to expect that this contract will make a positive contribution to our profitable growth once it is implemented, and we remain confident that the long-term fundamentals of our business remain solid.”

Due to the difficulty in predicting the timing of implementation of new contracts and projects in the computer-based testing market, ATA has decided that going forward it will no longer consider the potential effect of unimplemented contracts and projects when providing earnings guidance. ATA plans to provide updated guidance for fiscal year 2009 when the Company announces its fiscal third quarter results in the second week of February, 2009.

About ATA Inc.:

ATA Inc. (NASDAQ: ATAI) (“ATA” or the “Company”) is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. The Company’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology, or IT, services, banking, teaching, securities, insurance and accounting. ATA’s test center network comprised 1,835 authorized test centers located throughout China as of December 31, 2007, which the Company believes is the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. ATA has delivered over 23 million tests since it commenced operations in 1999, and in July 2007 delivered tests to more than 200,000 test takers in a single day for the China Banking Association, through its test delivery platform.

Safe-Harbor Statement

This announcement may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “look forward to,” “outlook,” “forecast,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate” and similar terminology. For example, statements by ATA and its CEO relating to the Company’s future performance and intention to revise how it provides guidance constitute forward-looking statements. These and any other forward-looking statements involve various risks and uncertainties. Although the Company believes the expectations expressed in these forward-looking statements are reasonable and accurate, the Company cannot assure you that those expectations will turn out to be correct. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and future prospects, please refer to a more detailed discussion of the Company’s risk factors in the Company’s filings with the Securities and Exchange Commission.